

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2012

Via E-mail
Mr. Stephen E. Sterrett
Senior Executive Vice President and Chief Financial Officer
Simon Property Group, Inc.
225 West Washington Street
Indianapolis, IN 46204

> **Re:** **Simon Property Group, Inc.**
> **Simon Property Group, L.P.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 28, 2012 and March 2, 2012**
> **File Nos. 1-14469 and 333-11491**

Dear Mr. Sterrett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1.      Please tell us if management considers net operating income and same store net operating income to be key performance indicators. We may have further comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 77

2.      We note that you have provided data relating to occupancy levels and average base minimum rent per square foot. In future Exchange Act reports please revise your disclosure to include historical same store occupancy levels and average market rents trends, including the impact of concessions.

3.      We refer to your portfolio operating data on page 79.  We note that you have excluded regional mall anchors and regional mall majors from your operating data.  Please tell us why you believe operating data for the anchors and majors is not material.  Alternatively, in future Exchange Act reports please provide operating data for the anchors and majors.

4.      On page 131 in your financial statement footnotes, you indicate that four retailers occupied 516 of the approximately 1,323 anchor stores in the properties as of December 31, 2011.  In future Exchange Act reports, please disclose whether you have any tenants that account for 5% of your revenues.

5.      In future Exchange Act reports please revise your disclosure here or elsewhere in the document to discuss your leasing activities for the reported period, including a discussion of the volume of new or renewed leases, average rents or yields, and, where applicable, average tenant improvement costs, leasing commissions and tenant concessions. Also compare the results of rental rates on renewed leases to rates received on expired leases.

Results of Operations, page 81

6.      Please clarify for us, and enhance your disclosure in future filings to include a detailed description of, the types of expenses that you have included in Property operating expenses and how these expenses differ from the types of expenses you have classified as General and administrative expense and Home and regional office costs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.  Please contact Folake Ayoola at (202) 551-3673 or Sonia Barros at (202) 551-3655 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief